Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement Nos. 333-46361 and 333-71768 on Form S-8 of IHOP Corp. and subsidiaries of our reports dated February 28, 2007 (October 29, 2007 as to Note 6), relating to the consolidated financial statements of Applebee’s International, Inc. and subsidiaries (which report included an explanatory paragraph regarding a change in accounting for stock-based compensation upon adoption of Statement of Financial Accounting Standards No, 123R, Share-Based Payment) and management’s report on the effectiveness of internal control over financial reporting appearing in this Current Report on Form 8-K/A of IHOP Corp. and subsidiaries dated on or about February 11, 2008.

/s/ Deloitte & Touche LLP

Kansas City, MO

February 11, 2008